

March 5, 2014

Via E-mail
Lawrence Reinhold
Executive Vice President and Chief Financial Officer
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050

      Re: **Systemax Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 14, 2013
              Response dated February 25, 2014
              File No. 001-13792

Dear Mr. Reinhold:

      We have reviewed your response dated February 25, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 15. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements

12. Segment and Related Information, page 59

1.   We note your response to comment 2 in our letter dated February 4, 2014. Although you propose to disclose in future filings that your CODM evaluates segment performance based on "income from operations before net interest, foreign exchange gains and losses, special (gains) charges and income taxes," your segment footnote on page 59 presents operating income (loss) for each reportable segment and not the measure you indicate is reviewed by your CODM. Please explain or revise future filings to report the measure of

profit or loss regularly provided to your CODM as required by ASC 280-10-50-22 and -27.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or Dieter King, Legal Branch Chief at (202) 551-3338 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief